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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                    SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  COMPSCRIPT, INC.
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                                  (Name of Issuer)

                           COMMON STOCK, PAR VALUE $.0001
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                           (Title of Class of Securities)

                                    204680 10 2
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                                   (CUSIP Number)

                                  Cheryl D. Hodges
                                   Omnicare, Inc.
                                 2800 Chemed Center
                               255 East Fifth Street
                              Cincinnati, Ohio  45203

                                  with copies to:


                                  Morton A. Pierce
                                  Richard D. Pritz
                                Dewey Ballantine LLP
                            1301 Avenue of the Americas
                              New York, New York 10019

    (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 February 23, 1998
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4) check the following box     [_].

NOTE: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     SCHEDULE 13D


CUSIP NO.  204680 10 2

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          OMNICARE, INC.
          31-1001351
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                       (b) /X/
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3         SEC USE ONLY                                                 (a) / /
                                                                       (b) / /
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4         SOURCE OF FUNDS
          OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e).                                  / /
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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
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   NUMBER OF        7    SOLE VOTING POWER
                         0
     SHARES         ------------------------------------------------------------
                    8    SHARED VOTING POWER
  BENEFICIALLY           4,332,453(1)
                    ------------------------------------------------------------
 OWNED BY EACH      9    SOLE DISPOSITIVE POWER
                         0
REPORTING PERSON    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
      WITH               4,332,453(1)
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,332,453(1)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.8% (1).
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14        TYPE OF REPORTING PERSON
          CO
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________________________
(1)  See Items 4 and 5.


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ITEM 1.   SECURITY AND ISSUER.

               This Statement relates to the common stock, par value $0.0001 per share (the "Shares"), of CompScript, Inc., a Florida corporation ("CompScript"). The address of the principal executive office of CompScript is 1225 Broken Sound Parkway NW, Suite A, Boca Raton, FL 33487.
ITEM 2.   IDENTITY AND BACKGROUND.


               (a) - (c) and (f). This Schedule 13D is filed by Omnicare, Inc., a Delaware corporation ("Omnicare"). Omnicare is a leading independent provider of pharmacy and related services to long-term care institutions such as nursing homes, retirement centers and other institutional health care facilities. Omnicare purchases, repackages and dispenses pharmaceuticals, both prescription and non-prescription, and provides computerized medical recordkeeping and third-party billing for residents in such facilities. Omnicare also provides consultant pharmacist services, including evaluating monthly patient drug therapy, monitoring the control, distribution and administration of drugs within the nursing facility and assisting in compliance with state and federal regulations. In addition, Omnicare provides ancillary services, such as infusion therapy, distributes medical supplies and offers clinical care plan and financial software information systems to its client nursing home facilities. Omnicare's executive offices are located at 50 East RiverCenter Blvd. -- Suite 1530, Covington, Kentucky 41011, and its telephone number is (606) 655-1180.

               Each executive officer and each director of Omnicare is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by reference.

               (d) and (e). During the last five years neither Omnicare nor, to the best of Omnicare's knowledge, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Omnicare or such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               As described in the response to Item 4, the Shares to which this
          Schedule 13D relates have not been purchased by Omnicare. In connection with, and as a condition to, Omnicare and CompScript entering into an Agreement and Plan of Merger, dated as of February 23 ,1998 (the "Merger Agreement"), (i) Brian A. Kahan, the Chairman of the Board, Chief Executive Officer and President of CompScript and beneficial owner of approximately 30.8% of the outstanding Shares (the "Principal Shareholder"), has entered into a Voting Agreement, dated as of February 23, 1998 (the "Voting Agreement"), and (ii) Omnicare and CompScript have entered into a Stock Option Agreement, dated as of February 23, 1998 (the "Stock Option Agreement").


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ITEM 4.   PURPOSE OF TRANSACTION.

               On February 23, 1998, CompScript and Omnicare entered into the Merger Agreement which provides, among other things, that, upon the terms and subject to conditions thereof, a wholly owned subsidiary of Omnicare to be formed solely for purposes of effecting such merger will merge with and into CompScript (the "Merger"). CompScript will be the surviving corporation in the Merger.

               In the Merger, each outstanding Share (other than shares held by holders exercising dissenters' rights under applicable law) will be converted into a fraction of a share of the common stock of Omnicare, par value $1.00 per share ("Omnicare Common Stock"), equal to the Conversion Ratio (as defined below), plus cash in lieu of receipt of fractional Omnicare Common Stock.

               The "Conversion Ratio" will be equal to the quotient obtained by dividing (x) $4.50 by (y) the average of the closing prices per share of the Omnicare Common Stock as reported on the NYSE Composite Tape on each of the last ten trading days immediately preceding the fifth trading day prior to the closing date of the Merger (the "Omni Market Value"); PROVIDED, HOWEVER, that (i) if the Omni Market Value is less than $29.325, the Omni Market Value shall be deemed to be $29.325 for purposes of calculating the Conversion Ratio, and (ii) if the Omni Market Value is greater than $39.675, then the Omni Market Value shall be deemed to be $39.675 for purposes of calculating the Conversion Ratio. Notwithstanding the foregoing, in the event the Omni Market Value is less than $24.15 or more than $44.85, Omnicare and CompScript will seek to renegotiate a new acceptable Conversion Ratio. In the event that Omnicare and CompScript are unable to establish a mutually acceptable Conversion Ratio within two business days after the closing date of the Merger, then if the Omni Market Value is (i) less than $24.15, CompScript shall have the right to terminate the Merger Agreement or (ii) more than $44.85, Omnicare shall have the right to terminate the Merger Agreement.

               In connection with the execution of the Merger Agreement, Omnicare and CompScript entered into the Stock Option Agreement under which CompScript has granted Omnicare an option to purchase up to 2,800,000 newly issued Shares at $4.50 per Share if certain events occur.

               In addition, the Principal Shareholder has entered into the Voting Agreement pursuant to which the Principal Shareholder has agreed, subject to certain exceptions, to vote his Shares in favor of adoption of the Merger Agreement and approval of the Merger, to vote such Shares against any contrary transaction, to grant to Omnicare an irrevocable proxy to vote such Shares for such purposes and not to dispose of such Shares.

               The purpose of the Stock Option Agreement and the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. The Stock Option Agreement and the Voting Agreement may also make it more difficult and expensive for CompScript to consummate a business combination with a party other than Omnicare.

               Upon consummation of the Merger, the Shares would cease to be quoted on the Nasdaq and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


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               Except as contemplated by the Merger Agreement, the Stock Option
          Agreement and the Voting Agreement or as otherwise set forth in this
          Item 4, Omnicare has no present plans or proposals which relate to or would result in any of the contingencies listed in subsections (a) through (j) of Item 4 of Schedule 13D. The descriptions of the Merger Agreement, the Voting Agreement and the Stock Option Agreement contained in this Schedule 13D are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) and (b) 4,332,453 Shares, representing approximately 30.8% of the outstanding Shares, are subject to the Voting Agreement. As a result of the provisions of the Voting Agreement, the Principal Shareholder and Omnicare may be deemed to share voting and dispositive power with respect to the Shares subject to the Voting Agreement. Pursuant to the Stock Option Agreement, Omnicare would have the right to acquire 2,800,000 Shares (representing approximately 19.9% of the outstanding Shares and approximately 16.6% of the Shares outstanding following the exercise of the option granted thereunder) under the circumstances set forth therein. Calculations in this paragraph are based on 14,072,063, the number of Shares outstanding as of February 23, 1998 as represented in the Merger Agreement by CompScript.

               (c) Other than the Merger Agreement, the Stock Option Agreement and the Voting Agreement and the transactions contemplated thereby, there have been no transactions in the Shares by Omnicare, or, to the best knowledge of Omnicare, by any of the directors or executive officers of Omnicare, during the past 60 days.

               (d) To the best knowledge of Omnicare, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares subject to the Voting Agreement are held by the Principal Shareholder.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Merger Agreement, Stock Option Agreement and Voting Agreement and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between Omnicare and any other person, or, to the best knowledge of Omnicare, among any of the directors and executive officers of Omnicare and any other person, with respect to the Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               The following exhibits are filed as part of this Schedule 13D:

               Exhibit 1   --      Agreement and Plan of Merger dated as of
                                   February 23, 1998 between Omnicare and
                                   CompScript.


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

               Exhibit 2   --      Stock Option Agreement dated as of
                                   February 23, 1998 between Omnicare and
                                   CompScript.

               Exhibit 3   --      Voting Agreement dated as of February 23,
                                   1998 between Brian A. Kahan and Omnicare.


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                                     SIGNATURE
                                     ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 1998.


                                             OMNICARE, INC.

                                             By: /s/ Cheryl D. Hodges
                                                ---------------------------
                                                Name:  Cheryl D. Hodges
                                                Title: Senior Vice President
                                                         and Secretary


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

                                                                         ANNEX I


                           DIRECTORS AND EXECUTIVE OFFICERS


          Set forth below are the name and present principal occupation of each director and executive officer of Omnicare. Unless indicated otherwise, the present principal occupation of each director and executive officer of Omnicare is a position with Omnicare. The business address of each such director and executive officer is c/o Omnicare, Inc., 50 East RiverCenter Blvd., Suite 1530, Covington, Kentucky 41011. Directors are indicated by an asterisk (*).

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NAME                            PRESENT PRINCIPAL OCCUPATION

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Edward L. Hutton*               Chairman of Omnicare and Chairman and Chief
                                Executive Officer of Chemed Corporation
                                ("Chemed"), Cincinnati, Ohio. Chemed is a diversified public corporation with interests in plumbing and drain cleaning services and health care services.

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Joel F. Gemunder*               President.

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Patrick E. Keefe*               Executive Vice President-Operations.

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Timothy E. Bien                 Senior Vice President - Professional Services
                                and Purchasing.

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Mary Lou Fox*                   Senior Vice President-Marketing.

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David W. Froesel, Jr.           Senior Vice President and Chief Financial
                                Officer.

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Cheryl D. Hodges*               Senior Vice President and Secretary.

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Ronald K. Baur*                 Vice President.

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Kenneth W. Chesterman*          Retired Executive Vice President and a
                                consultant to Omnicare.

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Charles H. Erhart, Jr.*         Retired as President of W.R. Grace & Co.
                                ("W.R. Grace"), Boca Raton, Florida. W.R.
                                Grace is an international specialty chemicals and health care company. Director of Chemed.

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Thomas C. Hutton*               Vice President and Director of Chemed.

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Sandra E. Laney*                Senior Vice President, Chief Administrative
                                Officer and Director of Chemed.

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Andrea R. Lindell, DNSc, RN*    Dean and Professor in the College of Nursing and
                                Health at the University of Cincinnati.

--------------------------------------------------------------------------------
Sheldon Margen, M.D.*           Professor Emeritus in the School of Public
                                Health, University of California, Berkeley.


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Kevin J. McNamara*              President and Director of Chemed.

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John M. Mount*                  President and Chief Executive Officer of Service
                                America Systems, Inc., a subsidiary of Chemed.

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D. Walter Robbins, Jr.*         Retired Vice Chairman of W.R. Grace and
                                Director of Chemed.

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